Exhibit 99.1

IAMGOLD completes acquisition of Trelawney

All amounts are expressed in Canadian dollars, unless otherwise indicated

TSX: IMG    NYSE: IAG

TORONTO, June 21, 2012 /CNW/ - IAMGOLD Corporation (TSX:IMG  NYSE: IAG) ("IAMGOLD" or "the Company") and Trelawney Mining and Exploration Inc. (TSX Venture:TRR) ("Trelawney") announced that on June 21, 2012, IAMGOLD completed the acquisition of all of the issued and outstanding common shares of Trelawney through a plan of arrangement (the "Transaction"). Under the terms of the Transaction, former shareholders of Trelawney are entitled to $3.30 in cash for each common share of Trelawney held. It is expected that the common shares of Trelawney will be delisted from the TSX Venture Exchange on or about June 25, 2012. The main asset acquired in this transaction is the Côté Lake Project located adjacent to the Swayze Greenstone Belt in northern Ontario, Canada.

Stephen Letwin, President and Chief Executive Officer of IAMGOLD, said, "With this transaction complete we can now capitalize on the thousands of hours we spent over the last year evaluating this project and can leverage our developmental and operational expertise to realize the shareholder return potential identified by our analysis. The Côté Lake Project adds immediately to our mineral resources, strengthens our five-year production growth forecast and has a construction timetable that dovetails into our capital plans for expanding our existing operations. Côté Lake also rebalances our resource and potential production portfolios to having a higher percentage of assets in North America and a higher percentage of assets that we own and operate."

Trelawney's President and Chief Executive Officer Greg Gibson said, "Trelawney's employees have accomplished something special in the discovery of Côté Lake. I would like to thank Trelawney's board of directors and everyone involved for their hard work and dedication during the past three years. I would also like to thank our shareholders for their backing and support. I wish IAMGOLD all the best moving the project into the next phase; it is in good hands."

Gordon Stothart, Executive Vice President and Chief Operating Officer of IAMGOLD, stated, "Since the announcement of this acquisition, we have met several times with the Trelawney team and are already well advanced on our transition planning.  We have also held positive meetings with the First Nations' People in the Côté Lake region and intend to build upon the excellent work initiated by Trelawney."

On February 24, 2012, Trelawney announced an updated mineral resource estimate for Côté Lake, comprising 35 million tonnes at 0.82 g/t gold for 0.93 million ounces of indicated resources and 204 million tonnes at 0.91 g/t gold for 5.94 million ounces of inferred resources. Mineralization at Côté Lake has been intersected over a strike length of 1,200 metres, a horizontal width of 100 - 300 metres and a depth extent of more than 500 metres1.

"The next steps for this project include the preparation of a NI 43-101 technical report by mid-October 2012, which should encompass infill drilling results up to and including early July 2012," added Mr. Stothart.  "We expect to begin a pre-feasibility study for this project by the fourth quarter of 2012."

Footnotes

1 Trelawney mineral resource on a 100% basis, based on current mineral resource estimate.  Refer below for complete reference to the Technical Report.

Qualified Persons

Geoffrey Chinn P.Geo., Manager Resource Geology of IAMGOLD and David Beilhartz P.Geo, Vice-President Exploration of Trelawney, both Qualified Persons as defined under National Instrument 43-101, have reviewed and approved this disclosure having current knowledge of the project.

Scientific and Technical Disclosure

For complete disclosure of the Trelawney mineral resource estimate refer to the Technical Report on the Côté Lake Resource Update, Chester Property, Ontario, Canada reported in accordance with National Instrument 43-101 requirements, signed by W. Roscoe and B. Cook, Roscoe Postle Associates Inc., effective February 24, 2012.

Mineral resource estimates are reported in accordance with the CIM definitions.

Investors are cautioned that mineral resources are not mineral reserves and do not have demonstrated economic viability.

Forward Looking Statement
This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company or Trelawney believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the expected benefits of acquiring Trelawney, expected, estimated or planned gold and niobium production, cash costs, margin expansion, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's and Trelawney's ability to control or predict, that may cause the actual results of the Company or Trelawney to differ materially from those discussed in the forward-looking statements.  In respect of the Company, factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to realize the benefits of the acquisition of Trelawney, to meet expected, estimated or planned gold and niobium production, cash costs, margin expansion, capital expenditures and exploration expenditures and failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. In respect of Trelawney, factors that could cause actual results or events to differ materially from current expectations include, among other things, the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes and other risks disclosed in Trelawney's filings with Canadian provincial regulatory authorities.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company and Trelawney disclaim any intent or obligation to update any forward-looking statement.

Cautionary Note to U.S. Investors
The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce.  IAMGOLD uses certain terms in this presentation, such as "measured," "indicated," or "inferred," which may not be consistent with the reserve definitions established by the SEC.  U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Reports on Forms 40-F.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml or by contacting the Investor Relations department.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a leading mid-tier gold mining company producing approximately one million ounces annually from five gold mines (including current joint ventures) on three continents. In the Canadian province of Québec, the Company also operates Niobec Inc., which produces more than 4.5 million kilograms of niobium annually, and is exploring for rare earth elements close to its niobium mine. IAMGOLD is uniquely positioned with a strong financial position and extensive management and operational expertise.  To grow from this strong base, IAMGOLD has a pipeline of development and exploration projects and continues to assess accretive acquisition opportunities.  IAMGOLD's growth plans are strategically focused in certain regions in Canada, select countries in South America and Africa.

About Trelawney

Trelawney is a Canadian junior mining and exploration company with a growth-oriented strategy focused on expanding its gold resources and developing its Canadian mineral properties. The company's current focus is directed towards the development and continued exploration of its Côté Lake Project, located in Northern Ontario.

Neither the TSX Venture Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this news release.

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/Home/default.aspx.

%CIK: 0001203464

For further information:

Bob Tait, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743   Mobile: (647) 403-5520

Laura Young, Director, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952   Mobile: (416) 670-3815

Toll-free: 1-888-464-9999   Email: info@iamgold.com

Dave Reid, VP Investor Relations, Trelawney Mining and Exploration Inc.
Tel: (416) 363-8567 ext. 104  Mobile: (705) 254-8303  Email: info@trelawneymining.com

CO: IAMGOLD Corporation

CNW 12:30e 21-JUN-12